DECEMBER 31, 2003 ANNUAL REPORT



2003

Company Profile

Getty Realty Corp. (NYSE: GTY) was founded and historically operated as an integrated wholesale and retail marketer and owner of gasoline stations. We lease approximately 93 percent of our properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to our shareholders as a separate NYSE listed company in March 1997 and was acquired in December 2000 by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. As a result, our assets, revenues and income relate exclusively to properties leased to others, including 958 properties leased to Marketing. We have retained ownership of the Getty trademark and trade name in the United States and have granted licenses to Marketing to use the Getty trademark, while retaining the right to grant licenses to others.

We own or lease 1,019 retail motor fuel and convenience store properties and nine petroleum distribution terminals in thirteen states in the eastern half of the United States. As of December 31, 2003, we owned fee title to 772 of these properties, including six petroleum distribution terminals, and leased the remaining 256 properties. The leased properties have a remaining lease term averaging 13 years, including renewal options. We are the largest specialty real estate investment trust specializing in the ownership and leasing of retail motor fuel and convenience store properties as well as petroleum distribution terminals in the Eastern United States.

Consolidated Financial Highlights

(in thousands, except per share amounts)

	For the years ended December 31, 2003	2002	2001
Revenues from rental properties	$66,601	$67,157	$68,322
Earnings before income taxes	36,887	36,163	32,083
Net earnings *(a)*	36,887	36,163	68,731
Preferred stock dividends *(b)*	2,538	5,350	17,124
Net earnings applicable to common shareholders	34,349	30,813	51,607
Diluted earnings per common share	1.49	1.44	3.18
Funds from operations *(c)*	42,382	38,676	35,286
Diluted FFO per common share *(c)*	1.82	1.78	2.07
Adjusted funds from operations *(c)*	36,845	31,948	26,898
Diluted AFFO per common share *(c)*	1.59	1.51	1.64
Cash dividends declared per share *(b)*:			
Preferred	1.159	1.866	5.975
Common	1.68	1.65	5.275

(a) The year ended 2001 includes a $36,648,000 tax benefit due to the reversal of previously accrued income taxes that we would no longer be required to pay as a REIT.

(b) The year ended December 31, 2001 includes a special one-time "earnings and profits" (as defined by the Internal Revenue Code) distribution of $4.15 and $4.20 per common share and per preferred share, respectively.

(c) Funds from operations ("FFO") is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings applicable to common shareholders before depreciation and amortization, gains or losses on sales of real estate, discontinued operations, extraordinary items and cumulative effect of accounting change. The benefit for income taxes has been excluded in calculating FFO for 2001 in order to make the comparison to 2003 and 2002 more meaningful. Adjusted funds from operations ("AFFO") is a supplemental non-GAAP measure that we define as FFO less straight line rent. AFFO is a meaningful supplemental measure of our performance due to the significant impact of straight-line rent on our net earnings and FFO. Neither FFO nor AFFO represent cash generated from operating activities in accordance with generally accepted accounting principles and therefore should not be considered an alternative for net earnings or as a measure of liquidity. See Selected Financial Data on page 6 for a reconciliation of earnings before income taxes to FFO and AFFO.

Getty Realty's Market Capitalization at December 31, 2003 increased to

$645 million



Annual Common Dividends
(per share)


12/31/2001 12/31/2002 12/31/2003
Fiscal Year Ended

Market Capitalization
(in millions)


12/31/2001 12/31/2002 12/31/2003
Fiscal Year Ended

Funds From Operations &
Adjusted Funds From Operations *(in millions)*


12/31/2001 12/31/2002 12/31/2003
Fiscal Year Ended
Adjusted Funds From Operations
Funds From Operations

Dear Fellow Shareholders,

As Chief Executive Officer of your management team, as Chairman of your Board of Directors and as a fellow shareholder, I have led our dedicated team at Getty Realty to consistently maintain our primary objective of pursuing programs and policies to increase shareholder value. In the year ended December 31, 2003, we achieved our objective while ***maintaining our direction*** as follows:

- We increased our funds from operations ("FFO") and adjusted funds from operations ("AFFO") for the year ended December 31, 2003 by $3.7 million and $4.9 million, respectively, over 2002, which is the third consecutive annual increase in FFO, AFFO and pre-tax earnings.

- We increased our quarterly dividends to common shareholders from $0.4125 per share to $0.4250 per share effective October 9, 2003, resulting in an annual dividend of $1.70 per share beginning with the third quarter of 2003.

- In August 2003, we announced the redemption of all outstanding convertible preferred stock effective September 24, 2003. Prior to the redemption date, shareholders with 98% of the preferred stock elected to convert their preferred stock to common stock, including all of the Company's Directors and Officers who owned preferred stock. This simplified our capital structure, increased our common shareholder liquidity and eliminated a preferred shareholding.

- We increased the number of our owned properties by closing on the acquisition of 43 high quality fee properties that we previously leased from various lessors. These property purchases reduced our annual rent expense by $1.5 million and, in turn, increased our return on $13.7 million of cash. Additionally, we sold 9 non-core properties and recognized a gain of approximately $0.9 million.

- We reduced environmental expense, net of recoveries from state underground storage tank funds, by more than $1.1 million in 2003 as compared with 2002 and we received 34 no further action letters in 2003, all of which is in accordance with our business plan.

- We continued to maintain tight control over operating expenses, resulting in a decrease in general and administrative expense (before the impact of non-cash credit adjustments to our insurance reserves of $0.9 million in 2002 and $0.5 million in 2003).

- Last, but certainly not least, as a result of ***maintaining our direction*** and the accomplishments listed above, as well as general market conditions, our market capitalization increased by 35% to $645 million as of December 31, 2003.

Net earnings for the year ended December 31, 2003 were $36.9 million, as compared with $36.2 million in 2002. Diluted earnings per common share for the year ended December 31, 2003 were $1.49, as compared with $1.44 for the prior year.



Kevin Shea



Andrew Smith



Thomas Stirnweis

FFO for the year ended December 31, 2003 was $42.4 million, compared to $38.7 million in 2002. AFFO, which eliminates the impact of straight-line rent, for the year ended December 31, 2003 was $36.8 million, compared to $31.9 million for the prior year. The increases in FFO and AFFO were principally due to the reduction in preferred stock dividends as a result of the conversion of 2,816,919 shares of outstanding preferred stock into 3,186,355 shares of common stock and the redemption of 48,849 shares of preferred stock in the quarter ended September 30, 2003. AFFO also increased due to a $1.2 million reduction in straight-line rent. FFO and AFFO per diluted common share for the year ended December 31, 2003 were $1.82 and $1.59, respectively, compared to $1.78 and $1.51, respectively, in 2002. The increases in FFO and AFFO were partly offset by an increase in the weighted number of common shares outstanding. I believe that AFFO more accurately reflects the economic impact of scheduled rent increases, and consequently is a significant factor in our analysis of our operating and financial performance.

We are ***maintaining our direction*** by continuing to effectively manage our environmental liabilities as well as reducing our annual net environmental spending. During 2003, we received closure on 34 properties for which we had environmental responsibility at the beginning of the year. Environmental expenses net of estimated recoveries for the year ended December 31, 2003 were $7.6 million, compared to $8.7 million for 2002. Environmental expenses include a net change in estimated environmental costs and accretion expense aggregating $5.5 million for the year ended December 31, 2003, compared to $6.7 million in 2002. The net change in estimated environmental costs for 2003 is primarily due to reductions in recovery rates used to estimate recoveries from state underground storage tank funds.

We continue to ***maintain our direction*** by enhancing the inherent value of our real estate portfolio. In addition to the acquisition of 41 fee properties in May 2003, we acquired fee ownership of two additional top quality properties during the year. We sold nine non-core locations that were previously identified for sale, realizing a gain of $0.9 million over our net book value. Six of the acquisitions were used to complete section 1031 exchanges under the Internal Revenue Code, which defers recognition of the tax gain. Additionally, we have negotiated the sale of four additional non-core properties, which we expect to close early in 2004.

We have reviewed our Corporate Governance Policies, principally our responsibility to you, our shareholders. We have enhanced our controls and systems for accounting and financial reporting, income tax compliance, regulatory compliance as well as shareholder relations. In that regard we are implementing policies and procedures to comply with evolving New York Stock Exchange rules and the new requirements Congress has imposed upon public companies by the Sarbanes-Oxley Act.

Shareholders can draw comfort from large insider stock ownership. Our performance is monitored on a regular basis by independent directors, analysts, auditors and the financial media.



Leo Liebowitz

We are ***maintaining our direction*** by managing and limiting all of our expenses as a direct result of the efforts of each member of our dedicated team. Each Getty teammate, all of whom are fellow shareholders, shows concern and interest in the well being and profitability of our Company by controlling expenses.

We are ***maintaining our direction*** by delivering to our shareholders increased value, as reflected in our market capitalization. In 2003, our Company's stock increased in value, with a market capitalization of $645 million as of December 31, 2003. Aggregate cash dividends in the amount of $41.1 million were paid in year 2003. Approximately 29% of the dividends paid to common shareholders were non-taxable distributions.

Having discussed our accomplishments during 2003, our mission for 2004 is to ***maintain our direction,*** by carefully preserving and enhancing shareholder value and by pursuing selected opportunities that will increase and improve our tenant and asset base and be accretive to our earnings and our funds from operations. We will not incur debt that will put our liquidity and flexibility at risk. In this regard, as I noted above, in 2003 we completed the acquisition of 43 fee owned retail motor fuel and convenience store properties for $13.7 million in cash. We had been leasing all of these properties and managing them for years. These purchases resulted in the elimination of over $1.5 million of annual rent expense as well as future rent escalations. All of the properties remain leased to existing tenants on a net lease basis, so that all operating expenses and liabilities related to these properties remain the primary obligations of our tenants. Furthermore, the acquisitions were structured so that the Company should not incur any additional environmental expenses as a result of these acquisitions.

I am also pleased to report that on February 19, 2004, our Board of Directors declared the first of this year's regular quarterly cash dividends to common shareholders in the amount of $0.4250 per share, payable on April 8, 2004 to holders of record on March 25, 2004.

I continue to be pleased with our Company's performance. We are well positioned to selectively and profitably grow the Company and I am confident that we will find opportunities accretive to our future earnings so that we can continue to ***maintain our direction.***

In conclusion, on behalf of myself, the officers and the entire Getty team, I wish to thank the many individuals who assisted us in this year's accomplishments, the members of our Board of Directors for their support and guidance and our shareholders for their continued confidence.

Sincerely,

Leo Liebowitz
President and Chief Executive Officer

Getty Realty owns or leases

1,019

retail motor fuel and convenience store properties and
9 petroleum distribution terminals in 13 states



Selected Financial Data

(in thousands, except per share amounts and number of properties)

	For the years ended December 31, 2003	2002	2001	For the eleven months ended December 31, 2000 *(a)*	For the year ended January 31, 2000
Operating Data:					
Revenues from rental properties	$ 66,601	$ 67,157	$ 68,322	$ 53,916	$ 58,889
Other income, net	1,705	2,488	2,153	378	4,970
Total revenues	68,306	69,645	70,475	54,294	63,859
Earnings before income taxes	36,887	36,163	32,083	18,950	26,105
(Benefit) provision for income taxes	—	—	(36,648) *(b)*	7,875	11,091
Net earnings	36,887	36,163	68,731	11,075	15,014
Diluted earnings per common share	1.49	1.44	3.18	.47	.73
Diluted weighted average common shares outstanding	23,082	21,446	16,244	12,818	13,565
Cash dividends declared per share:					
Preferred	1.159	1.866	5.975 *(c)*	1.775	1.775
Common	1.675	1.65	5.275 *(c)*	.60	.40
Funds From Operations *(d)*:					
Earnings before income taxes	36,887	36,163	32,083	18,950	26,105
Preferred stock dividends	(2,538)	(5,350)	(5,088) *(e)*	(5,098)	(5,128)
Earnings before income taxes applicable to common shareholders	34,349	30,813	26,995	13,852	20,977
Depreciation and amortization	8,411	9,016	9,281	9,196	10,425
Gains on sales of real estate	(928)	(1,153)	(990)	(1,106)	(3,255)
Cumulative effect of accounting change	550	—	—	—	—
Funds from operations	42,382	38,676	35,286	21,942	28,147
Straight-line rent	(5,537)	(6,728)	(8,388)	—	—
Adjusted funds from operations	36,845	31,948	26,898	21,942	28,147
Balance Sheet Data (at end of period):					
Real estate before accumulated depreciation	318,222	308,054	311,352	313,037	316,002
Total assets	272,003	282,491	288,188	255,725	260,752
Total debt	844	923	997	49,969	43,993
Shareholders' equity	228,025	233,426	237,773	128,099	141,811
Number of Properties:					
Owned	772	739	744	753	757
Leased	256	310	335	344	361
Total properties	1,028	1,049	1,079	1,097	1,118

(a) The Company's fiscal year end changed to December 31 from January 31, effective December 31, 2000.

(b) Represents a tax benefit due to the reversal of previously accrued income taxes that the Company would no longer be required to pay as a REIT.

(c) Includes $4.20 and $4.15 "earnings and profits" cash distribution paid on August 2, 2001 to preferred and common shareholders, respectively.

(d) Funds from operations ("FFO") is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings applicable to common shareholders before depreciation and amortization, gains or losses on sales of real estate, discontinued operations, extraordinary items, and cumulative effect of accounting change. The provision (benefit) for income taxes has been excluded in calculating FFO prior to 2002 in order make the comparison to the earlier periods more meaningful. Adjusted funds from operations ("AFFO") is a supplemental non-GAAP measure that we define as FFO less straight-line rent. AFFO is a meaningful supplemental measure of our performance due to the significant impact of straight-line rent on our net earnings and FFO. Neither FFO nor AFFO represent cash generated from operating activities in accordance with generally accepted accounting principles and therefore should not be considered an alternative for net earnings or as a measure of liquidity.

(e) Excludes $4.20 "earnings and profits" cash distribution paid on August 2, 2001 to preferred shareholders.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

We are a real estate investment trust specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. We lease 958 of our 1,028 properties on a long-term net basis under a master lease (the "Master Lease") to Getty Petroleum Marketing Inc. ("Marketing") which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest integrated oil companies. Our financial results are materially dependent upon the ability of Marketing to meet its obligations under the Master Lease. Marketing has made all required monthly rental payments under the Master Lease when due.

We elected to be taxed as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. Commencing with the dividend declared in September 2001, we increased our quarterly common stock dividend from $0.15 to $0.4125 per share. In order to initially qualify for REIT status, among other things, we paid a $64.1 million distribution to shareholders in August 2001, representing our accumulated earnings and profits from the years we operated as a taxable corporation. We funded this distribution with a portion of the $131.5 million net proceeds of a common stock offering of 8.9 million shares and used a part of the balance to repay substantially all of our mortgage debt and outstanding lines of credit. Also during 2001, we recorded a nonrecurring tax benefit of $36.6 million to reverse previously accrued income tax liabilities that we were no longer required to pay as a REIT.

In August 2003, we called for redemption of all our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount, including accrued dividends through the call date, of approximately $1.2 million.

We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders. In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations ("FFO") and adjusted funds from operations ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings applicable to common shareholders before depreciation and amortization, gains or losses on sales of real estate, discontinued operations, extraordinary items and cumulative effect of accounting change. The provision (benefit) for income taxes has been excluded in calculating our FFO prior to 2002 in order to make comparisons to earlier periods more meaningful. In our case, however, net earnings and FFO include the significant impact of straight-line rent on our recognition of revenues from rental properties, which largely results from 2% annual rental increases scheduled under the Master Lease. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rent. In our view, AFFO more accurately reflects the economic impact of scheduled rent increases under the Master Lease, and consequently is a significant factor in our analysis of our operating and financial performance. Neither FFO nor AFFO represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative for net earnings or as a measure of liquidity.

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues from rental properties for the year ended December 31, 2003 ("fiscal 2003") and 2002 ("fiscal 2002") were $66.6 million and $67.2 million, respectively. Approximately $58.7 million and $58.1 million of these rentals received in fiscal 2003 and fiscal 2002, respectively, were from properties leased to Marketing under the Master Lease. The increase in rent received was primarily due to rent escalations and was partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include $5.5 million and $6.7 million of deferred rental revenue recognized in fiscal 2003 and fiscal 2002, respectively, as required by GAAP, related to the 2% future annual rent increases due from Marketing under the terms of the Master Lease. The aggregate minimum rent due over the initial 15-year term of the Master Lease is recognized on a straight-line basis rather than when due.

Other income was $1.7 million for fiscal 2003 as compared with $2.5 million for fiscal 2002. The $0.8 million decrease was due to lower gains on dispositions of properties, investment income and other items.

Rental property expenses, which are principally comprised of rent expense and real estate and other state and local taxes, were $10.7 million for fiscal 2003, a decrease of $1.3 million from fiscal 2002. The decrease was primarily due to a reduction in rent expense of $1.1 million as a result of the exercise of 43 lease purchase options, including the acquisition of 41 leased properties in May 2003 for an aggregate purchase price of approximately $13.0 million.

Environmental expenses for fiscal 2003 were $7.6 million, a decrease of $1.1 million from fiscal 2002. Environmental expenses for fiscal 2003 include $4.2 million for the net change in estimated environmental costs, as compared to $6.7 million for the prior period. The decrease in the net change in estimated environmental costs from fiscal 2002 to fiscal 2003 of $2.5 million was due to a required change in the method used to account for estimated environmental costs and estimated recoveries from underground storage tank funds beginning in fiscal 2003, partially offset by related accretion expense of $1.3 million recorded in the current period. Effective January 1, 2003, environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value (see "Environmental Matters" and "New Accounting Pronouncements" below). The net change in estimated environmental costs for fiscal 2003 of $4.2 million is primarily due to reductions in recovery rates used to estimate recoveries from underground storage tank remediation funds based on recent experience with the funds, partially offset by reductions in estimated environmental expenses.

General and administrative expenses for fiscal 2003 were $4.1 million compared to $3.7 million for fiscal 2002. The increase was primarily due to increased insurance expense, net of credits recorded due to reductions in insurance loss reserves. A credit of $0.9 million was recorded in fiscal 2002 and a lesser credit of $0.5 was recorded in fiscal 2003. The insurance loss reserves were established under our self funded insurance program that was terminated in 1997.

Depreciation and amortization for fiscal 2003 was $8.4 million, a decrease of $0.6 million from fiscal 2002, as a result of certain assets becoming fully depreciated and dispositions of properties.

The cumulative effect of accounting change recorded for fiscal 2003 is due to the adoption of Statement of Financial Accounting Standards No. ("SFAS") 143 effective January 1, 2003. Accrued environmental remediation costs and the related recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $0.6 million (see "Environmental Matters" and "New Accounting Pronouncements" below).

As a result, our net earnings were $36.9 million in fiscal 2003, an increase of 2.0% over fiscal 2002, while FFO increased 9.6% to $42.4 million in fiscal 2003 and AFFO (defined as FFO minus straight-line rent) increased 15.3% to $36.8 million during the period. AFFO increased more than FFO on both a dollar and percentage basis due to the $1.2 million reduction in deferred rental revenues recorded in fiscal 2003 compared to fiscal 2002, which are included in FFO but excluded from AFFO. The increases in FFO and AFFO were partially due to the reduction in preferred stock dividends as a result of the conversion and redemption of our outstanding preferred stock in the quarter ended September 30, 2003. Diluted earnings per share in fiscal 2003 increased 3.5% to $1.49 compared to $1.44 in fiscal 2002, while FFO per share and AFFO per share increased 2.2% and 5.3% to $1.82 and $1.59, respectively. The increases in net earnings, FFO and AFFO per share were partly offset by an increase in the weighted number of common shares outstanding in calculating per share amounts, principally due to the conversion of preferred shares into 3.2 million common shares.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues from rental properties for fiscal 2002 and the year ended December 31, 2001 ("fiscal 2001") were $67.2 million and $68.3 million, respectively. Approximately $58.1 million and $57.5 million of these rentals received in fiscal 2002 and in fiscal 2001, respectively, were from properties leased to Marketing under the Master Lease. The increase in rent received was primarily due to rent escalations and was partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include $6.7 million and $8.4 million of deferred rental revenue recognized in fiscal 2002 and fiscal 2001, respectively.

Other income was $2.5 million for fiscal 2002 as compared with $2.2 million for fiscal 2001. The $0.3 million increase was due, in part, to higher gains on dispositions of properties of $0.2 million.

Rental property expenses were $12.0 million for fiscal 2002, an increase of $0.5 million from fiscal 2001. The increase was primarily due to additional state and local taxes for certain states that do not conform to the federal REIT provisions, partially offset by a decrease in rent expense due to a reduction in the number of properties leased.

Environmental expenses for fiscal 2002 were $8.7 million, a decrease of $2.1 million from fiscal 2001. Fiscal 2002 environmental expenses include a net change in estimated remediation costs of $6.6 million, a $2.5 million decrease from the prior year. The decrease in the net change in estimated environmental costs was principally due to lower changes in estimated remediation costs, partially offset by a reduction in expected recoveries from underground storage tank funds related to both past and future environmental spending. The decrease in net change in estimated remediation costs was partially offset by an increase of amounts accrued for environmental litigation of $0.6 million.

General and administrative expenses for fiscal 2002 were $3.7 million, a decrease of $1.3 million from fiscal 2001. The decrease was primarily due to a $0.9 million net reduction in insurance loss reserves, partially offset by acquisition related expenses recognized in fiscal 2002. The decrease in general and administrative expenses was also attributable to nonrecurring expenses relating to the amendment of our charter and debt repayment incurred in fiscal 2001. Increased employee related expenses incurred in fiscal 2002 were substantially offset by reduced service fees paid to Marketing. Included in general and administrative expenses for fiscal 2001 is $226,000 of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement. Substantially all of these services were discontinued as of April 1, 2001.

Depreciation and amortization for fiscal 2002 was $9.0 million, a decrease of $0.3 million from fiscal 2001, as a result of certain assets becoming fully depreciated and dispositions of properties.

Interest expense was $132,000 for fiscal 2002, a decrease of $1.8 million from fiscal 2001, due to the repayment of substantially all of our mortgage debt and outstanding lines of credit during the third quarter of fiscal 2001.

As a result, our net earnings before income taxes were $36.2 million in fiscal 2002, an increase of 12.7% over fiscal 2001, while FFO increased 9.6% to $38.7 million in fiscal 2002 and AFFO increased 18.8% to $31.9 million during the period. AFFO increased more than FFO on both a dollar and percentage basis due to the $1.7 million reduction in deferred rental revenues recorded in fiscal 2002 compared to fiscal 2001, which are included in FFO but excluded from AFFO. Diluted earnings per share in fiscal 2002 decreased 54.7% to $1.44 compared to $3.18 in fiscal 2001 principally due to the impact of the $36.6 million tax benefit recorded in 2001, while FFO per share and AFFO per share decreased 14.0% and 7.9% to $1.78 and $1.51, respectively, due to an increase in the weighted number of common shares outstanding in calculating per share amounts resulting from the August 2001 common stock offering of 8.9 million shares.

Year ended December 31, 2001 compared to year ended December 31, 2000

On December 12, 2000, our Board of Directors approved a change in our fiscal year end to December 31 from January 31. The change resulted in an eleven-month accounting period ending December 31, 2000. In order to make the following discussion of our results of operations more meaningful, the results of operations for fiscal 2001 have been compared to the recast results of operations for the twelve months ended December 31, 2000 ("recast calendar 2000").

Revenues from rental properties for fiscal 2001 and recast calendar 2000 were $68.3 million and $58.8 million, respectively. Approximately $57.5 million and $56.2 million of these rentals received in fiscal 2001 and recast calendar 2000, respectively, were from properties leased to Marketing under the Master Lease. In addition, revenues from rental properties included $8.4 million of deferred rental revenue recognized in fiscal 2001.

Other income was $2.2 million for fiscal 2001 as compared with $0.3 million for recast calendar 2000. The $1.9 million increase was due, in part, to higher interest income of $0.4 million from short-term investments resulting from investing the balance of the net proceeds of the common stock offering. The increase was also due to a severance charge of $0.9 million and expenses related to the amendment of the Master Lease of $0.6 million, both of which were recorded in recast calendar 2000.

Rental property expenses were $11.4 million in fiscal 2001, a decrease of $0.6 million from recast calendar 2000 due to a reduction in the number of properties leased and an increase in refunds received for contested real estate taxes.

Environmental expenses for fiscal 2001 were $10.8 million, an increase of $1.6 million from recast calendar 2000. Fiscal 2001 environmental expenses include a change in estimated remediation costs of $9.2 million, a $2.4 million increase from recast calendar 2000. The change in estimated remediation costs for fiscal 2001 was primarily due to the completion of assessment phases for a substantial number of properties. In addition, certain states adopted more stringent

environmental regulations resulting in increased remediation costs. The fiscal 2001 increase in environmental expenses was also due to increased professional fees of $0.8 million. These increases were partially offset by a decrease in environmental litigation expenses of $1.6 million compared to recast calendar 2000.

General and administrative expenses for fiscal 2001 were $4.9 million, an increase of $1.3 million from recast calendar 2000. The increase is attributable to nonrecurring expenses relating to the amendment of our charter and debt repayment, as well as higher legal fees and increased employee related expenses, partially offset by reduced service fees paid to Marketing. Included in general and administrative expenses for fiscal 2001 and recast calendar 2000 are $226,000 and $635,000, respectively, of net fees paid to Marketing for certain administrative and technical services performed by Marketing under a services agreement. Substantially all of these services were discontinued as of April 1, 2001.

Depreciation and amortization for fiscal 2001 was $9.3 million, a decrease of $0.8 million from recast calendar 2000, as a result of certain assets becoming fully depreciated and dispositions of properties.

Interest expense was $1.9 million for fiscal 2001, a decrease of $1.7 million from recast calendar 2000, due to lower average borrowings outstanding and the repayment of substantially all of our mortgage debt and outstanding lines of credit during the third quarter of fiscal 2001.

As a result, our net earnings before income taxes were $32.1 million in fiscal 2001, an increase of 55.5% over recast fiscal 2000, while FFO increased 44.2% to $35.3 million in fiscal 2001 and AFFO increased 10.0% to $26.9 million during the period. FFO increased more than AFFO on both a dollar and percentage basis due to deferred rental revenues recorded beginning in fiscal 2001, which are included in FFO but excluded from AFFO. Diluted earnings per share in fiscal 2001 increased 500.0% to $3.18 compared to $0.53 in recast fiscal 2000 principally due to the impact of the $36.6 million tax benefit recorded in fiscal 2001. In fiscal 2001, FFO per share increased 12.5% and AFFO per share decreased 10.9% to $2.07 and $1.64, respectively. Inclusion of the deferred rental revenues caused FFO per share to increase in fiscal 2001 compared with recast fiscal 2000 despite an increase in the weighted number of common shares outstanding in calculating per share amounts due to the August 2001 common stock offering of 8.9 million shares, while AFFO (which does not include the deferred rental revenues) decreased on a per share basis.

Liquidity and Capital Resources

Our principal sources of liquidity are available cash and equivalents, the cash flows from our business and a short-term uncommitted line of credit with a bank. Management believes that dividend payments and cash requirements for our business, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, available cash and equivalents and the credit line. As of December 31, 2003, we had a line of credit amounting to $25.0 million, of which $0.3 million was utilized for outstanding letters of credit. Borrowings under the line of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.25%. The line of credit is subject to annual renewal in June 2004 at the discretion of the bank.

We elected to be taxed as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. Dividends declared for our common and preferred shareholders aggregated $41.2 million, $40.7 million and $90.7 million for 2003, 2002 and 2001, respectively.

We presently intend to pay common stock dividends of $0.4250 per quarter ($1.70 per share on an annual basis), and commenced doing so with the quarterly dividend declared in the quarter ended September 30, 2003. We declared common stock dividends of $0.4250 per share for the last two quarters of 2003. Common stock dividends were $0.4125 per share for the first two quarters of 2003, for the four quarters of 2002 and for the last two quarters of 2001. For the first two quarters of 2001, common stock dividends were $0.15 per share.

In August 2003, we notified holders of Series A Participating Convertible Redeemable Preferred Stock that the preferred stock would be redeemed on September 24, 2003 for $25.00 per share plus a mandatory redemption dividend of $0.27118 per share. Prior to the redemption date, shareholders with 98% of the preferred stock exercised their right to convert 2,816,919 shares of preferred stock into 3,186,355 shares of common stock at the conversion rate of 1.1312 shares of common stock for each share of preferred stock so converted, and received cash in lieu of fractional shares of common stock. The remaining 48,849 shares of the outstanding preferred stock were redeemed for

approximately $1.2 million which included accrued dividends through the call date. The preferred stock ceased accruing dividends and trading on the NYSE in September 2003. In addition to the mandatory redemption dividend, we declared quarterly cash preferred stock dividends of $0.44375 per share for the first two quarters of 2003, for the first three quarters of 2002 and for the four quarters of 2001. The preferred stock dividend for the fourth quarter of 2002 was $0.53523 per share.

In order to initially qualify for REIT status, we were required to make a distribution to shareholders in an amount at least equal to our accumulated earnings and profits from the years we operated as a taxable corporation. A special one-time earnings and profits distribution was paid in August 2001 to holders of Getty common stock and preferred stock. Common shareholders received $4.15 per share and preferred shareholders received $4.20 per share. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that our accumulated earnings and profits were greater than the amount distributed in 2001, we may fail to qualify as a REIT; however, we may avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. We may have to borrow money or sell assets to pay such a deficiency dividend.

Capital expenditures, including acquisitions, for 2003, 2002 and 2001 amounted to $14.3 million, $2.8 million and $0.5 million, respectively. On May 1, 2003, we completed the acquisition of 41 retail motor fuel and convenience store properties that we had been leasing for the past twelve years. The aggregate purchase price for these properties was approximately $13.0 million in cash, excluding transaction costs. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Annual rent expense of approximately $1.3 million, and future rent escalations scheduled through 2056, will be eliminated as a result of the acquisition. Since the seller has agreed to indemnify us for historical environmental costs, and the seller's indemnity is supported by an escrow fund established solely for that purpose, our exposure to environmental remediation expenses should not change because of the acquisition.

Contractual Obligations and Commercial Commitments

Our significant contractual obligations and commitments and our other commercial commitments are comprised of long-term debt, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least 90% of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and estimated commercial commitments are summarized below (in thousands):

	Total	2004	2005	2006	2007	2008	2009	Thereafter
Operating leases	$39,103	$ 9,144	$ 7,865	$ 6,324	$4,771	$3,565	$2,004	$5,430
Long-term debt	844	74	285	30	30	35	37	353
Total contractual obligations	$39,947	$ 9,218	$ 8,150	$ 6,354	$4,801	$3,600	$2,041	$5,783
Environmental remediation expenditures *(a)*	$23,551	$ 7,870	$ 4,272	$ 3,200	$2,245	$1,327	$ 867	$3,770
Recoveries from state underground storage tank funds *(a)*	(7,454)	(1,919)	(1,393)	(1,264)	(842)	(724)	(379)	(933)
Net environmental remediation expenditures *(a)*	$16,097	$ 5,951	$ 2,879	$ 1,936	$1,403	$ 603	$ 488	$2,837

(a) Figures are adjusted to present value and for inflation.

We lease substantially all of our properties on a long-term basis to Marketing under the Master Lease. The Master Lease is a "triple-net" lease, with Marketing directly responsible for the cost of all taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Master Lease of approximately $10.0 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements. We have agreed to reimburse Marketing for one-half of certain capital expenditures for work required to comply with local zoning requirements up to a maximum amount designated for each property and an aggregate maximum reimbursement of $875,000. We expect to reimburse Marketing and capitalize these costs during 2004 and 2005.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Our accompanying consolidated financial statements include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported in its financial statements. We have made our best estimates, judgments and assumptions relating to certain amounts that are included in our financial statements, giving due consideration to the accounting policies selected and materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below. Application of these accounting policies, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates, judgments and assumptions. Our accounting policies are described in note 1 to the consolidated financial statements. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, depreciation, impairment of long-lived assets, litigation, accrued expenses and income taxes. We believe the more critical of our accounting policies are as follows:

Revenue recognition—We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial fifteen-year term of the lease. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $20.7 million recorded as of December 31, 2003 will be collected when due, in accordance with the 2% annual rent escalations provided for in the Master Lease. Accordingly, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the initial lease term or if Marketing fails to make its contractual lease payments.

Impairment of long-lived assets—Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

Income taxes—Our future financial results generally will not reflect provisions for current or deferred federal income taxes since we elected to be taxed as a REIT effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

Environmental costs and recoveries from state underground storage tank funds—We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see "Environmental Matters" below). Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. Effective January 1, 2003, environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value.

Litigation—We provide for litigation reserves, including certain environmental litigation (see "Environmental Matters" below), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be

made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. In certain environmental matters, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Environmental Matters

We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. In recent years, environmental expenses were principally attributable to remediation, monitoring and governmental agency reporting incurred in connection with contaminated properties. In prior periods, a larger portion of the expenses also included soil disposal and the replacement or upgrading of underground storage tank systems ("USTs") to meet federal, state and local environmental standards.

Under the Master Lease with Marketing, and in accordance with leases with other tenants, we agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We have agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available.

We have also agreed to provide limited environmental indemnification, capped at $4.25 million and expiring in 2010, to Marketing for certain pre-existing conditions at the six terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have not accrued a liability in connection with this indemnification agreement since it is uncertain that any significant amounts will be required to be paid under the agreement.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. The accrued liability is the aggregate of the best estimate for the fair value of cost for each component of the liability. Prior to the adoption of SFAS 143, (see "New Accounting Pronouncements" below), effective January 1, 2003, if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component rather than the estimated fair value currently required under SFAS 143.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2003, we have remediation action plans in place for 346 (91%) of the 380 properties for which we retained environmental responsibility and the remaining 34 properties (9%) remain in the assessment phase.

As of December 31, 2003 and January 1, 2003, we had accrued $23.6 million and $29.4 million, respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2003 and January 1, 2003, we had also recorded $7.5 million and $14.3 million, respectively, as management's best estimate for net recoveries from state UST remediation funds, net of allowance, related to environmental obligations

and liabilities. The net environmental liability of $15.1 million as of January 1, 2003 was subsequently accreted for the change in present value due to the passage of time, and accordingly, $1.3 million of accretion expense is included in environmental expenses for 2003. Environmental expenditures and recoveries from underground storage tank funds were $6.6 million and $2.1 million, respectively, for 2003. The decrease in accrued environmental costs during 2003 was primarily due to expenditures made during the period, whereas the decrease in net recoveries from UST funds was due to recoveries received during the period and reductions in the estimated amount of recoveries expected to be received from the funds. During 2004, we estimate that our net environmental remediation spending will be approximately $6.0 million. Our business plan for 2004 reflects a net change in estimated remediation costs and accretion expense of approximately $5.0 million.

In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. For 2003, 2002 and 2001, net environmental expenses included in our consolidated statements of operations amounted to $7.6 million, $8.7 million and $10.8 million, respectively, which amounts were net of probable recoveries from state UST remediation funds. Although future environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict if state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

In September 2003, we were notified by the State of New Jersey Department of Environmental Protection that we are one of approximately 60 potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. Additionally, we believe that ChevronTexaco is obligated to indemnify us for most of the conditions at the property identified by the New Jersey Department of Environmental Protection. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

From October 2003 through February 2004, we were notified that we were made party to 36 cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately 50 petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired. SFAS 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. We adopted SFAS 142 effective January 1, 2002.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Prior to the adoption of SFAS 143 generally accepted accounting principles required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless if the guarantor receives separately identifiable consideration. We adopted FIN 45 effective December 31, 2002.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." SFAS 148 provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, description of transition method utilized and the effect of the method used on reported results. We adopted SFAS 148 effective December 31, 2002. We voluntarily changed to the fair value basis of accounting for stock-based employee compensation effective January 1, 2003.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights and how to determine if the entity should be consolidated. In addition, FIN 46 requires all enterprises with a significant interest in the entity to make additional disclosures. We adopted FIN 46 effective December 31, 2002.

The adoption of SFAS 141, SFAS 142, SFAS 148, FIN 45 and FIN 46 has not had a significant effect, individually or in the aggregate, on our financial position or results of operations.

Forward-Looking Statements

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for properties and tenants; risk of tenant non-renewal; the effects of regulations; potential environmental-related litigation exposure; our expectations as to the cost of completing environmental remediation; and the impact of our electing to be taxed as a REIT, including subsequent failure to qualify as a REIT and future dependence on external sources of capital.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those that are detailed from time to time in our other filings with the Securities and Exchange Commission.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

Environmental Remediation Overview

We manage our environmental remediation obligations with the assistance of Delta Environmental Consultants, an international environmental consulting firm. Environmental remediation projects are typically broken down into specific "lifecycle phases" ranging from preliminary monitoring through closure activities.

Chart 1 details our actual environmental remediation spending on a gross basis and net of reimbursements from state underground storage tank funds for each of our last three years.

Chart 2 details the lifecycle phase distribution of the 380 properties for which we retain responsibility as of December 31, 2003.

Chart 3 details our accrued environmental remediation spending projected by year. These accrual projections are subject to significant variations; see "Environmental Matters" in Management's Discussion and Analysis on page 13.

Actual Environmental Remediation Spending
(in thousands)

Chart 1


Gross Spending
Reimbursements
Net Spending
$16,000
12,000
8,000
4,000
0

	December 31, 2001	December 31, 2002	December 31, 2003
Gross Spending (1)	$12,730	$8,545	$6,642
Reimbursements	$ 5,171	$3,431	$2,135
Net Spending	$ 7,559	$5,114	$4,507

(1) Includes remediation spending only. Does not include legal fees, consulting fees and legal settlement costs.

Lifecycle Phase Distribution

Chart 2


250
200
150
100
50
0

	Preliminary Monitoring	Assessment	Remedial Action Plan Implementation	Operation & Maintenance	Closure Activities	Total
Number of Properties	2	32	15	125	206	380

Accrued Environmental Remediation Spending
(in thousands, except number of properties)

Chart 3


Gross Spending
Reimbursements
Net Spending
$8,000
6,000
4,000
2,000
0

	2004	2005	2006	2007	2008	2009	2010	2011	2012	Thereafter	Total
Gross Spending	$7,870	$4,272	$3,200	$2,245	$1,327	$867	$701	$597	$701	$1,771	$23,551
Reimbursements	$1,919	$1,393	$1,264	$ 842	$ 724	$379	$214	$125	$ 96	$ 498	$ 7,454
Net Spending	$5,951	$2,879	$1,936	$1,403	$ 603	$488	$487	$472	$605	$1,273	$16,097
Property Count	380	320	255	176	134	104	86	70	69	11	

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year ended December 31,		
	2003	2002	2001
Revenues:			
Revenues from rental properties	$ 66,601	$ 67,157	$ 68,322
Other income, net	1,705	2,488	2,153
Total revenues	68,306	69,645	70,475
Expenses:			
Rental property expenses	10,662	11,975	11,433
Environmental expenses, net	7,594	8,668	10,808
General and administrative expenses	4,074	3,691	4,944
Depreciation expense	8,411	9,016	9,281
Interest expense	128	132	1,926
Total expenses	30,869	33,482	38,392
Earnings before income taxes and cumulative effect of accounting change	37,437	36,163	32,083
(Benefit) provision for income taxes	—	—	(36,648)
Earnings before cumulative effect of accounting change	37,437	36,163	68,731
Cumulative effect of accounting change	(550)	—	—
Net earnings	36,887	36,163	68,731
Preferred stock dividends	2,538	5,350	17,124
Net earnings applicable to common shareholders	$ 34,349	$ 30,813	$ 51,607
Net earnings per common share:			
Basic	$ 1.49	$ 1.44	$ 3.18
Diluted	$ 1.49	$ 1.44	$ 3.18
Weighted average common shares outstanding:			
Basic	23,063	21,436	16,237
Diluted	23,082	21,446	16,244
Dividends declared per share:			
Common	$1.67500	$1.65000	$5.27500
Preferred	$1.15868	$1.86648	$5.97475

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2003	December 31, 2002
Assets:		
Real Estate:		
Land	$ 142,724	$135,372
Buildings and improvements	175,498	172,682
	318,222	308,054
Less—accumulated depreciation	(100,488)	(93,986)
Real estate, net	217,734	214,068
Cash and equivalents	19,905	33,726
Deferred rent receivable	20,653	15,116
Recoveries from state underground storage tank funds, net	7,454	13,396
Mortgages and accounts receivable, net	5,565	5,193
Prepaid expenses and other assets	692	992
Total assets	$ 272,003	$282,491
Liabilities and Shareholders' Equity:		
Environmental remediation costs	$ 23,551	$ 27,924
Dividends payable	10,483	10,379
Accounts payable and accrued expenses	9,100	9,839
Mortgages payable	844	923
Total liabilities	43,978	49,065
Commitments and contingencies (notes 4, 5 and 7)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized 20,000,000 shares for issuance in series, of which 3,000,000 shares are classified as Series A Participating Convertible Redeemable Preferred; issued 2,865,768 at December 31, 2002	—	71,644
Common stock, par value $.01 per share; authorized 50,000,000 shares; issued 24,664,384 at December 31, 2003 and 21,442,299 at December 31, 2002	247	214
Paid-in capital	257,206	186,664
Dividends paid in excess of earnings	(29,428)	(25,096)
Total shareholders' equity	228,025	233,426
Total liabilities and shareholders' equity	$ 272,003	$282,491

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,		
	2003	2002	2001
Cash Flows from Operating Activities:			
Net earnings	$ 36,887	$ 36,163	$ 68,731
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation expense	8,411	9,016	9,281
Deferred income taxes	—	—	(36,479)
Deferred rental revenue	(5,537)	(6,728)	(8,388)
Gain on dispositions of real estate	(928)	(1,153)	(990)
Accretion expense	1,284	—	—
Cumulative effect of accounting change	550	—	—
Changes in assets and liabilities:			
Recoveries from state underground storage tank funds, net	7,559	880	(2,319)
Mortgages and accounts receivable, net	(1,528)	(663)	(344)
Prepaid expenses and other assets	300	80	4,435
Environmental remediation costs	(7,824)	632	3,921
Accounts payable and accrued expenses	(739)	(2,179)	(2,611)
Net cash provided by operating activities	38,435	36,048	35,237
Cash Flows from Investing Activities:			
Collection of mortgages receivable, net	1,156	289	997
Property acquisitions and capital expenditures	(14,266)	(2,821)	(536)
Proceeds from dispositions of real estate	3,117	3,000	2,201
Net cash provided by (used in) investing activities	(9,993)	468	2,662
Cash Flows from Financing Activities:			
Cash dividends paid	(41,115)	(40,451)	(83,757)
Repayment of mortgages payable	(79)	(74)	(21,972)
Borrowings (repayments) under credit lines, net	—	—	(27,000)
Net proceeds from common stock offering	—	—	131,522
Preferred stock redemption and conversion	(1,224)	—	—
Stock options and treasury stock, net	155	212	108
Net cash used in financing activities	(42,263)	(40,313)	(1,099)
Net increase (decrease) in cash and equivalents	(13,821)	(3,797)	36,800
Cash and equivalents at beginning of period	33,726	37,523	723
Cash and equivalents at end of period	$ 19,905	$ 33,726	$ 37,523
Supplemental disclosures of cash flow information			
Cash paid (refunded) during the period for:			
Interest	$ 127	$ 132	$ 2,102
Income taxes, net	949	662	(3,632)
Recoveries from state underground storage tank funds	(2,135)	(3,431)	(5,171)
Environmental remediation costs	6,642	8,545	12,730

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate investment trust ("REIT") specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. The Company manages and evaluates its operations as a single segment. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, depreciation, impairment of long-lived assets, litigation, accrued expenses and income taxes.

Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

Depreciation: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements.

Cash and Equivalents: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Rent Receivable and Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet.

Environmental Remediation Costs and Recoveries from State Underground Storage Tank Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank ("UST") remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Prior to the adoption of Statement of Financial Accounting Standards No. ("SFAS") 143, effective January 1, 2003 (see New Accounting Pronouncements), if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range had been accrued for that cost component rather than the estimated fair value currently required under SFAS 143.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of: Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less disposition costs.

Litigation: The Company provides for litigation reserves, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.

continued

Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

In order to initially qualify for REIT status, the Company was required, among other items, to make a distribution to shareholders in an amount at least equal to its accumulated "earnings and profits" (as defined in the Internal Revenue Code) from the years it operated as a taxable corporation. On August 1, 2001, the Company paid the earnings and profits distribution to its shareholders with a portion of the net proceeds of its 8.9 million share common stock offering (see note 3), in an amount that the Company estimated was required in order for it to qualify as a REIT (see note 5). Accordingly, in the third quarter of 2001, the Company recorded a nonrecurring tax benefit to reverse previously accrued income tax liabilities that it would no longer be required to pay as a REIT.

Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding for the year ended December 31, 2003 gives effect to the conversion of Series A Participating Convertible Redeemable Preferred Stock into 3,186,000 shares of common stock as if the conversion had occurred at the beginning of the period (see note 9). For the years ended December 31, 2002 and 2001, conversion of the preferred shares utilizing the two class method would have been antidilutive and therefore conversion was not assumed for purposes of computing either basic or diluted earnings per common share. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options in the amounts of 19,000 shares, 10,000 shares and 7,000 shares for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation: In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." SFAS 148 provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, a description of the transition method utilized and the effect of the method used on reported results. The Company adopted SFAS 148 effective December 31, 2002. The Company voluntarily changed to the fair value basis of accounting for stock-based employee compensation for options granted subsequent to January 1, 2003 under its stock option plan. The Company will continue to account for options granted under its stock option plan prior to January 1, 2003 using the intrinsic value method (see note 10). Had compensation cost for the Company's stock option plan been accounted for using the fair value method for all grants, the Company's total stock-based employee compensation expense using the fair value method, pro-forma net earnings and pro-forma net earnings per share on a basic and diluted basis would have been as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2003	2002	2001
Net earnings, as reported	$36,887	$36,163	$68,731
Add: Stock-based employee compensation expense included in reported net earnings	—(*)	—	122
Deduct: Total stock-based employee compensation expense using the fair value method	133	124	356
Pro-forma net earnings	$36,754	$36,039	$68,497
Net earnings per common share:			
As reported	$ 1.49	$ 1.44	$ 3.18
Pro-forma	$ 1.48	$ 1.43	$ 3.16

(*) There were no stock options granted during the year ended December 31, 2003.

Notes to Consolidated Financial Statements

The fair value of the options granted during the years ended December 31, 2002 and 2001 were estimated as $0.56 and $1.79 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,	
	2002	2001
Expected dividend yield	9.0%	10.2%
Expected volatility	18%	35%
Risk-free interest rate	3.6%	4.5%
Expected life of options (years)	7	7

New Accounting Pronouncements: In July 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired. SFAS 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. The Company adopted SFAS 142 effective January 1, 2002.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Prior to the adoption of SFAS 143 generally accepted accounting principles required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless if the guarantor receives separately identifiable consideration. The Company adopted FIN 45 effective December 31, 2002.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights and how to determine if the entity should be consolidated. In addition, FIN 46 requires all enterprises with a significant interest in the entity to make additional disclosures. The Company adopted FIN 46 effective December 31, 2002.

The adoption of SFAS 141, SFAS 142, FIN 45 and FIN 46 has not had a significant effect, individually or in the aggregate, on the Company's financial position or results of operations.

2. Spin-off

The Company leases substantially all of its properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing"), which was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest oil companies.

As part of the separation of the petroleum marketing business from the real estate business, the Company and Marketing entered into various agreements which addressed the allocation of assets and liabilities between them and govern future relationships. These agreements include a Reorganization and Distribution Agreement, Master Lease Agreement, Tax Sharing Agreement, Services Agreement and Trademark License Agreement.

Under the Services Agreement, Marketing provided certain administrative and technical services to the Company and the Company provided certain limited services to Marketing. Substantially all of the services provided pursuant to the Services Agreement were discontinued as of April 1, 2001. The net fees paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) were $226,000 for the year ended December 31, 2001 and are included in general and administrative expenses in the consolidated statements of operations.

3. Stock Offering

On August 1, 2001, the Company closed a public offering of 8,855,000 shares of its common stock (including exercise of the underwriters' over-allotment option) at a price of $16.00 per share. A portion of the $131,522,000 net proceeds of the offering was used to pay a $64,162,000 special one-time "earnings and profits" cash distribution to shareholders. The special distribution of $4.15 per common share and $4.20 per Series A preferred share was paid on August 2, 2001. Purchasers of Getty common stock in the public offering did not receive any portion of the special distribution on any of the shares of common stock they purchased. The Company used $17,512,000 of the net proceeds from the offering to repay all amounts then outstanding under its lines of credit and $19,837,000 to retire a mortgage loan.

4. Leases

The Company and Marketing are parties to an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000. As of December 31, 2003, the Master Lease included 949 retail motor fuel and convenience store properties and nine distribution terminals and bulk plants, 245 of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Master Lease includes provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

The Master Lease is a "triple-net" lease, with Marketing directly responsible for the cost of all taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. In general, Marketing remains responsible for any violations of non-environmental laws. The Company agreed to indemnify Marketing for certain violations, which indemnification obligation expired in December 2002. The Company has agreed to reimburse Marketing for one-half of certain capital expenditures for work required to comply with local zoning requirements up to a maximum amount designated for each property and an aggregate maximum reimbursement of $875,000. The Company expects to reimburse Marketing and capitalize these costs during 2004 and 2005.

Under the Master Lease, the Company continues to have additional ongoing environmental remediation obligations for 288 scheduled properties (see note 7). The Company has also agreed to provide limited environmental indemnification, capped at $4.25 million and expiring in 2010, to Marketing for certain pre-existing conditions at the six terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. The Company has not accrued a liability in connection with this indemnification agreement since it is uncertain that any significant amounts will be required to be paid under the agreement.

Notes to Consolidated Financial Statements

The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Master Lease of approximately $10.0 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Master Lease, are not reflected in the consolidated financial statements.

The Company and Marketing entered into revised trademark license agreements in December 2000, providing for an exclusive license to Marketing for use of certain of the Company's trademarks, service marks and trade names (including the name "Getty") used in connection with Marketing's business within Marketing's current marketing territory and a non-exclusive license in the remaining United States subject to a gallonage-based royalty. The trademark agreements have the same termination date as the Master Lease.

Revenues from rental properties for the years ended December 31, 2003, 2002 and 2001 were $66,601,000, $67,157,000 and $68,322,000, respectively, of which $58,722,000, $58,104,000 and $57,649,000, respectively, were received from Marketing under the Master Lease. In addition, revenues from rental properties for the years ended December 31, 2003, 2002 and 2001 includes $5,537,000, $6,728,000 and $8,388,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue under the Master Lease on a straight-line basis.

Future minimum annual rentals receivable from Marketing under the Master Lease and from other tenants, which have terms in excess of one year as of December 31, 2003, are as follows (in thousands):

Year ending December 31,	Marketing	Other Tenants	Total
2004	$ 58,922	$ 2,274	$ 61,196
2005	59,564	2,119	61,683
2006	60,160	2,000	62,160
2007	59,981	1,631	61,612
2008	60,574	1,383	61,957
Thereafter	425,117	5,697	430,814
	$724,318	$15,104	$739,422

Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $9,704,000, $10,805,000 and $11,036,000 for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in rental property expenses. Rent received under subleases for the years ended December 31, 2003, 2002 and 2001 was $17,305,000, $17,373,000 and $18,034,000, respectively.

The Company has obligations to lessors under non-cancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over 13 years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows (in thousands):

Year ending December 31,	
2004	$ 9,144
2005	7,865
2006	6,324
2007	4,771
2008	3,565
Thereafter	7,434
	$39,103

5. Commitments and Contingencies

In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend.

In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments are held in an institutional money market fund and federal agency discount notes.

The Company leases substantially all of its properties on a long-term net basis to Marketing under a Master Lease (see note 4). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Master Lease. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Master Lease when due.

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to the petroleum marketing business. These matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.

In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately 60 potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. Additionally, the Company believes that ChevronTexaco is obligated to indemnify the Company for most of the conditions at the property identified by the New Jersey Department of Environmental Protection. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

From October 2003 through February 2004, the Company was notified that the Company was made party to 36 cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately 50 petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

Notes to Consolidated Financial Statements

Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2003 and 2002, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $833,000 and $1,602,000, respectively, relating to insurance obligations that may be deemed to have arisen prior to the spin-off of the Marketing business. The Company's consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 included, in general and administrative expenses, charges (credits) of $(500,000), $(873,000) and $225,000, respectively, for self-insurance. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

6. Debt

Mortgages payable consists of $844,000 of real estate mortgages, bearing interest at a weighted average interest rate of 7.41%, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2004—$74,000; 2005—$285,000; 2006—$30,000; 2007—$30,000; 2008—$35,000 and $390,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,068,000 as of December 31, 2003.

As of December 31, 2003, the Company had an uncommitted line of credit with a bank in the amount of $25,000,000, of which $268,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowings under the line of credit are unsecured and bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.25%. The line of credit is subject to annual renewal in June 2004 at the discretion of the bank.

7. Environmental Remediation Costs

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. In recent years, environmental expenses were principally attributable to remediation, monitoring, and governmental agency reporting incurred in connection with contaminated properties. In prior periods a larger portion of the expenses also included soil disposal and the replacement or upgrading of USTs to meet federal, state and local environmental standards. For the years ended December 31, 2003, 2002 and 2001, net environmental expenses included in the Company's consolidated statements of operations were $7,594,000, $8,668,000 and $10,808,000, respectively, which amounts were net of estimated recoveries from state UST remediation funds.

Under the Master Lease with Marketing, and in accordance with our leases with our other tenants, the Company agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company's environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenants. The Company has agreed to pay all costs relating to, and to indemnify Marketing for, environmental liabilities and obligations scheduled in the Master Lease. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state UST remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Prior to the adoption of SFAS 143, effective January 1, 2003, if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range had been accrued for that cost component rather than the estimated fair value currently required under SFAS 143.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company's liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2003, the Company has remediation action plans in place for 346 (91%) of the 380 properties for which it retained environmental responsibility and the remaining 34 properties (9%) remain in the assessment phase.

As of December 31, 2003 and January 1, 2003, the Company had accrued $23,551,000 and $29,426,000, respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2003 and January 1, 2003, the Company had also recorded $7,454,000 and $14,348,000, respectively, as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liability of $15,078,000 as of January 1, 2003 was subsequently accreted for the change in present value due to the passage of time and, accordingly, $1,284,000 of accretion expense is included in environmental expenses for the year ended December 31, 2003. Environmental expenditures were $6,642,000 and recoveries from underground storage tank funds were $2,135,000 for the year ended December 31, 2003.

In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in the Company's financial statements as they become probable and a reasonable estimate of fair value can be made. Although future environmental expenses may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's long-term financial position.

8. Income Taxes

In the third quarter of 2001, the Company elected to be taxed as a REIT effective January 1, 2001, and recorded a nonrecurring tax benefit of approximately $36.6 million to reverse accrued income tax liabilities that it would no longer be required to pay as a REIT. Deferred income taxes were provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes when the Company was taxed as a C-corp.

Net cash paid (refunded) for income taxes for the years ended December 31, 2003, 2002 and 2001 of $949,000, $662,000 and ($3,632,000), respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in 2003 and 2002. Net cash paid for income taxes also includes audit settlements for periods when the Company was taxed as a C-corp.

9. Shareholders' Equity

A summary of the changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands, except per share amounts):

	Preferred Stock		Common Stock		Paid-in	Dividends Paid in Excess	Preferred Stock Held in Treasury, at Cost		Common Stock Held in Treasury, at Cost		
	Shares	Amount	Shares	Amount	Capital	of Earnings	Shares	Amount	Shares	Amount	Total
Balance, December 31, 2000	2,889	$ 72,220	13,567	$136	$ 67,036	$ 1,419	(23)	$(430)	(1,019)	$(12,282)	$128,099
Net earnings						68,731					68,731
Cash dividends:											
Common—$5.275 per share						(73,563)					(73,563)
Preferred—$5.975 per share						(17,124)					(17,124)
Issuance of treasury stock					1					3	4
Stock offering, net of costs			8,855	88	131,434						131,522
Stock options			19		104						104
Balance, December 31, 2001	2,889	72,220	22,441	224	198,575	(20,537)	(23)	(430)	(1,019)	(12,279)	237,773
Net earnings						36,163					36,163
Cash dividends:											
Common—$1.65 per share						(35,372)					(35,372)
Preferred—$1.8665 per share						(5,350)					(5,350)
Issuance of treasury stock					1					3	4
Cancellation of treasury stock	(23)	(576)	(1,019)	(10)	(12,120)		23	430	1,019	12,276	—
Stock options			20		208						208
Balance, December 31, 2002	2,866	71,644	21,442	214	186,664	(25,096)	—	—	—	—	233,426
Net earnings						36,887					36,887
Cash dividends:											
Common—$1.675 per share						(38,681)					(38,681)
Preferred—$1.15868 per share						(2,538)					(2,538)
Preferred stock redemption and conversion	(2,866)	(71,644)	3,186	32	70,388						(1,224)
Stock options			36	1	154						155
Balance, December 31, 2003	—	$ —	24,664	$247	$257,206	$(29,428) *(a)*	—	$ —	—	$ —	$228,025

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

In August 2003, the Company notified holders of Series A Participating Convertible Redeemable Preferred Stock that the preferred stock would be redeemed on September 24, 2003 for $25.00 per share plus a mandatory redemption dividend of $0.27118 per share. Prior to the redemption date, shareholders with 98% of the preferred stock exercised their right to convert 2,816,919 shares of preferred stock into 3,186,355 shares of common stock at the conversion rate of 1.1312 shares of common stock for each share of preferred stock so converted, and received cash in lieu of fractional shares of common stock. The remaining 48,849 shares of the outstanding preferred stock were redeemed for an aggregate amount, including accrued dividends through the call date, of approximately $1,234,000. The preferred stock ceased accruing dividends and trading on the NYSE in September 2003.

Each share of preferred stock had voting rights equivalent to, and was convertible into, 1.1312 shares of common stock of the Company and paid stated cumulative dividends of $1.775 per annum, or if greater on an "as converted basis," the cash dividends declared per share of common stock for the calendar year. In the event of liquidation, dissolution or winding up of the Company, holders of the preferred stock had the right to a liquidation preference in the amount of $25.00 per share, plus accumulated, accrued and unpaid dividends, before any payment to holders of the Company's common stock.

10. Employee Benefit Plans

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $125,000, $118,000 and $94,000 for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are included in the accompanying consolidated statements of operations.

The Company has a stock option plan (the "Stock Option Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock (see note 1). The aggregate number of shares of the Company's common stock which may be made the subject of options under the Stock Option Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

	Year ended December 31,					
	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	358,773	$19.12	352,324	$19.51	404,740	$20.24
Granted	—	—	69,500	18.30	69,500	16.15
Exercised	(153,412)	19.10	(46,055)	15.78	(64,250)	14.29
Cancelled	(32,276)	24.06	(16,996)	23.36	(57,666)	23.95
Outstanding at end of year	173,085	$18.19	358,773	$19.12	352,324	$19.51
Exercisable at end of year	91,023	$18.63	214,711	$20.72	239,137	$21.66
Available for grant at end of year	660,881		628,605		681,109	

The following table summarizes information concerning options outstanding and exercisable at December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.125–$14.50	36,188	7	$13.17	27,751	$12.77
16.15 – 18.30	99,875	8	17.38	26,250	17.16
24.06	37,022	3	24.06	37,022	24.06
	173,085			91,023	

Notes to Consolidated Financial Statements

11. Quarterly Financial Data

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002 (unaudited as to quarterly information) (in thousands, except per share amounts):

	Three months ended				Year ended
Year Ended December 31, 2003	March 31	June 30	September 30	December 31	December 31
Revenues from rental properties	$16,677	$16,672	$16,676	$16,576	$66,601
Earnings before cumulative effect of accounting change	9,107	9,431	9,467	9,432	37,437
Net earnings	8,557	9,431	9,467	9,432	36,887
Diluted earnings per common share *(a)*	.34	.38	.38	.38	1.49

	Three months ended				Year ended
Year Ended December 31, 2002	March 31	June 30	September 30	December 31	December 31
Revenues from rental properties	$16,877	$16,802	$16,746	$16,732	$67,157
Net earnings	9,258	9,306	8,973	8,626	36,163
Diluted earnings per common share *(a)*	.37	.37	.36	.33	1.44

(a) After giving effect to quarterly preferred stock dividends aggregating $2,538 and $5,350 for the years ended December 31, 2003 and 2002, respectively.

12. Property Acquisition

On May 1, 2003, the Company completed the acquisition of 41 retail motor fuel and convenience store properties that it had been leasing for the past twelve years. The aggregate purchase price for these properties was approximately $13.0 million in cash, excluding transaction costs. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Annual rent expense of approximately $1.3 million, and future rent escalations scheduled through 2056, will be eliminated as a result of the acquisition. Since the seller has agreed to indemnify the Company for historical environmental costs, and the seller's indemnity is supported by an escrow fund established solely for that purpose, the Company's exposure to environmental remediation expenses should not change because of the acquisition.

Report of Independent Auditors

To the Board of Directors
and Shareholders of Getty Realty Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and Subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2004

Capital Stock

Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). At December 31, 2003, there were approximately 10,900 holders of record of our common stock. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2003 and 2002 was as follows:

	Price Range		Cash Dividends
Period Ending	High	Low	Per Share
December 31, 2003	$27.35	$23.95	$.42500
September 30, 2003	25.25	22.41	.42500
June 30, 2003	23.42	18.78	.41250
March 31, 2003	19.49	17.90	.41250
December 31, 2002	$19.47	$19.10	$.41250
September 30, 2002	19.10	18.60	.41250
June 30, 2002	18.53	18.19	.41250
March 31, 2002	18.69	18.33	.41250

Our Series A preferred stock traded on the New York Stock Exchange (symbol: "GTY PrA") through the redemption date of September 24, 2003. The price range of our Series A preferred stock and cash dividends declared with respect to each share of preferred stock during the years ended December 31, 2003 and 2002 was as follows:

	Price Range		Cash Dividends
Period Ending	High	Low	Per Share
September 24, 2003	$28.51	$26.90	$.27118
June 30, 2003	27.50	25.00	.44375
March 31, 2003	25.75	25.00	.44375
December 31, 2002	$25.50	$25.45	$.53523
September 30, 2002	23.65	23.57	.44375
June 30, 2002	23.21	23.13	.44375
March 31, 2002	23.23	23.18	.44375

Corporate Data



Getty Realty Board of Directors (from left to right): Howard Safenowitz, Milton Cooper, Philip E. Coviello, Leo Liebowitz, and Warren G. Wintrub

Board of Directors

Milton Cooper
Chairman of the Board of Kimco Realty Corporation

Philip E. Coviello
Retired Partner of Latham & Watkins LLP

Leo Liebowitz
President and Chief Executive Officer
of Getty Realty Corp.

Howard Safenowitz
President, Safenowitz Family Corp.

Warren G. Wintrub
Retired Partner, former Member of the
Executive Committee and former Chairman of the
Retirement Committee of Coopers & Lybrand

Executive Officers

Leo Liebowitz
President and Chief Executive Officer

Kevin C. Shea
Vice President

Andrew M. Smith
Vice President, General Counsel
and Corporate Secretary

Thomas J. Stirnweis
Vice President, Treasurer and
Chief Financial Officer

Corporate Headquarters

Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753
(516) 478-5400
www.gettyrealty.com

About Our Stock

Our Common Stock is listed on the New York Stock Exchange under the symbol GTY.

About Our Shareholders

As of December 31, 2003, we had 24,664,384 outstanding shares of Common Stock owned by approximately 10,900 shareholders of record.

Annual Meeting

All shareholders are cordially invited to attend our annual meeting on May 20, 2004 at 3:30 p.m. at 270 Park Avenue—11th Floor, New York, New York. Holders of common stock of record at the close of business on March 26, 2004 are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to our shareholders with this report.

Form 10-K and Investor Relations Information

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to:

Investor Relations
Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753

Our website address is www.gettyrealty.com. Our website contains a hyperlink to the SEC's EDGAR database where you can access, without charge, the reports we file with the SEC as soon as reasonably practicable after such reports are filed.

In addition, shareholders are informed about Company news through the issuance of press releases and quarterly reports. Shareholders inquiries, comments or suggestions concerning Getty Realty Corp. are welcome. Investors, brokers, securities analysts and others desiring financial information should contact Investor Relations at (516) 478-5400.

Transfer Agent and Dividend Reinvestment Plan Information

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Designed by Curran & Connors, Inc. / www.curran-connors.com

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